U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

SALARIED EMPLOYEES' STOCK PURCHASE PLAN
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street P. O. Box 2350 Richmond, Virginia 23218-2350
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Salaried Employees' Stock Purchase Plan:

The Salaried Employees' Stock Purchase Plan (the "Plan") is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:
Name	Address
David A. Winter* (1)	Richmond, Virginia 23218
J. P. Causey Jr. (2)	Richmond, Virginia 23218
Andrew J. Kohut (3)	Richmond, Virginia 23218

(1) Mr. Winter is Director - Human Resources of the Corporation.

(2) Mr. Causey is Executive Vice President, Secretary & General Counsel of the Corporation.

(3) Mr. Kohut is Executive Vice President & Chief Financial Officer of the Corporation.

*Committee Chairman

Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

(a)	Financial statements:

Salaried Employees' Stock Purchase Plan:

Statements of Financial Condition
Statements of Income and Changes in Plan Equity Notes to Financial Statements

(b)	Exhibits:
Exhibit 23.1 - Consent of Independent Accountants
Exhibit 99.1 - Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Salaried Employees' Stock Purchase Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

By: /s/ Andrew J. Kohut
Andrew J. Kohut
Executive Vice President & Chief Financial Officer, Chesapeake Corporation
Committee Member

June 27, 2003

Report of Independent Auditors

To the Salaried Employees' Stock

Purchase Plan Committee:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Salaried Employees' Stock Purchase Plan (the "Plan") at March 31, 2003 and 2002, and the changes in plan equity for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP

-----------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

May 16, 2003

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

March 31, 2003 and 2002

	2003	2002
	------	------
Asset:
Funds held by Chesapeake Corporation and participating subsidiaries (Note 4)	$136	$358
	=====	======
Plan Equity	$136	$358
	=====	======
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended March 31, 2003, 2002 and 2001
	2003	2002	2001
	---------	---------	---------
Contributions (Notes 1 and 6):
Employees	$135,442	$327,080	$1,217,306

Employer: $25,758 in 2003, $53,960 in 2002, $197,868 in 2001; less withheld taxes of $9,095, $19,361, and $77,588, respectively	16,663	34,599	120,280
	------	-------	-------
	152,105	361,679	1,337,586

Deductions:
Purchase and distribution to participants at year end of 9,112 in 2003 ($15.88 per share), 6,782 shares in 2002 ($27.12 per share), 44,106 shares in 2001 ($24.78 per share) of common stock of Chesapeake Corporation (Note 1)	144,694	183,938	1,092,881

Refunds to employees withdrawing from the Plan attributable to (Notes 1 and 7):
Employees' contributions for the year	7,472	165,203	244,220
Employees' account balances at beginning of year	161	3,975	2,500
Employer's match (net of taxes)	-	12,890	-
	------	-------	-------
	152,327	366,006	1,339,601
	------	-------	-------
Decrease in plan equity before transfers	(222)	(4,327)	(2,015)

Net transfers from Hourly Employees' Stock Purchase Plan	-	316	787
	------	-------	-------
Decrease in plan equity	(222)	(4,011)	(1,228)

Plan equity, beginning of year	358	4,369	5,597
	------	-------	-------
Plan equity, end of year	$ 136	$ 358	$ 4,369
	========	=========	=========

The accompanying notes are an integral part of these financial statements.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The stockholders of Chesapeake Corporation (the "Corporation") have approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total of 2,587,559 shares of the Corporation's common stock for sale to certain eligible full-time salaried employees, as defined, of the Corporation and participating subsidiaries (the "Employer").

The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee"), whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation. Participants in the Plan are permitted to contribute between one and five percent of their basic compensation, as defined by the Plan. The Employer contributes to the Plan, as of the end of the Plan Year, a percentage (determined by the Committee, from 20% up to 60%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. For each of the fiscal years 2003, 2002 and 2001, the employer contribution was 20.0% of the participants' contributions net of refunds. The combined amount will be applied to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares.

As of March 31, 2003, 2,367,718 shares (9,112 shares in the current year and 2,358,606 in prior years) of the Corporation's common stock had been issued under the Plan and 219,841 shares were available for future issuance.

An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death. A participant who retires may continue to participate in the Plan until the end of the next Plan Year following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter preceding the date participation in the Plan is terminated. The Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each Plan year. The interest rate for Plan years commencing April 1, 1995 and later has been 5% per annum compounded quarterly. This interest rate will stay in effect from year to year unless it is changed by the Committee. For the Plan years ended March 31, 2003, 2002, and 2001, the Employer paid $136, $548 and $2,577 of interest, respectively, to employees withdrawing from the Plan. An individual who terminates participation in the Plan forfeits all rights to any contribution from the employer with respect to the Plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.

  Plan Year:

The fiscal year of the Plan ends each March 31 (the "Plan Year").

NOTES TO FINANCIAL STATEMENTS, continued

  Accounting Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Funds Held by Chesapeake Corporation and Participating Subsidiaries:

  Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

  Taxes and Expenses:

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

  Expenses of administering the Plan are borne by the Employer.

  Contributions to the Plan:

  Contributions (net of withheld taxes) were as follows:

	For the Year Ended March 31,
	2003		2002		2001
	----------------------------		----------------------------		----------------------------
	Employer	Employees	Employer	Employees	Employer	Employees

Chesapeake Corporation	$13,299	$103,663	$17,146	$159,863	$ 25,560	$ 204,774
Subsidiaries:
Delmarva Properties, Inc.	2,595	25,300	3,790	30,269	4,153	33,519
Green Printing and Packaging Company	769	6,479	620	6,152	571	4,892
Chesapeake Display and Packaging Company and subsidiaries	-	-	9,566	98,356	50,438	622,375
Chesapeake Packaging Co. and Capitol Packaging Corp.	-	-	3,477	32,440	39,558	351,746
	--------	----------	--------	----------	--------	----------
Totals	$16,663	$135,442	$34,599	$327,080	$120,280	$1,217,306
	=====	======	======	=======	======	=======

  NOTES TO FINANCIAL STATEMENTS, continued

  Sales of Businesses:

On July 30, 2001, the Corporation completed the sale of substantially all of the U.S. display assets of Chesapeake Display and Packaging Company. The Corporation distributed the accumulated 2000 carryover employee and employer contributions and 2001 employee and employer contributions which were made to the Plan to the Chesapeake Display and Packaging participants prior to the date of the sale. On October 15, 2001, the Corporation completed the sale of Consumer Promotions International, Inc., a subsidiary of Chesapeake Display and Packaging Company. The Corporation distributed the accumulated 2000 carryover employee and employer contributions and 2001 employee contributions which were made to the Plan to the Consumer Promotions International, Inc. participants prior to the date of the sale.

On May 18, 2001, the Corporation completed the sale of Chesapeake Packaging Co. and Capitol Packaging Corp. The Corporation distributed the accumulated 2000 carryover employee and employer contributions and 2001 employee and employer contributions which were made to the Plan to the Chesapeake Packaging Co. and Capitol Packaging Corp. participants prior to the date of the sale.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1

Consent of Independent Accountants

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002